PROSPECTUS                                      Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-36563


                              TERA COMPUTER COMPANY

                        1,267,447 Shares of Common Stock

This Prospectus covers the resale of shares of Common Stock of Tera Computer Company, a Washington corporation ("Tera" or the "Company"), by certain shareholders (the "Selling Shareholders") of the Company. These shares were first issued by the Company through (1) a private placement of 299,332 shares of Common Stock and warrants to purchase an additional 68,167 shares of Common Stock in March 1997 and (2) the issuance of warrants to purchase an aggregate of 1,000,000 shares to H.J. Meyers & Co., Inc., which warrants were subsequently distributed in part to certain principals and affiliates thereof. See "Selling Shareholders"

The shares of Common Stock may be offered or sold by the Selling Shareholders of the Company from time to time in the over-the-counter market or otherwise at market prices then prevailing, in negotiated transactions or otherwise. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such resales are subject to the prospectus delivery and other requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Company will not receive any of the proceeds from the resale of the Common Stock but will receive the proceeds from the cash exercises, if any, of the warrants. See "Selling Shareholders" and "Plan of Distribution." In connection with any sales, the Selling Shareholders and any brokers and dealers participating in such sales may be deemed to be "underwriters" within the meaning of the Securities Act. See "Plan of Distribution."

The Common Stock is listed on the Nasdaq National Market under the symbol TERA. On April 9, 1998, the closing price for the Common Stock was $11.625.

                                   ----------

These Securities Involve a High Degree of Risk. See "Risk Factors" beginning on page 4 for Certain Factors Related to This Offering.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus. This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as to which information has been given herein.


                 The date of this Prospectus is April 10, 1998.

     Section                                                                Page
     -------                                                                ----

     The Company                                                               2

     Incorporation of Certain Documents by Reference                           3

     Available Information                                                     3

     Risk Factors                                                              4

     Capitalization                                                           10

     Selling Shareholders                                                     11

     Plan of Distribution                                                     13

     Experts                                                                  14

     Limitation of Liability and Indemnification                              14


                                   THE COMPANY

     The Company was formed to design, develop and market high performance general purpose parallel computer systems. Tera's Multithreaded Architecture System ("MTA system") is designed to address a wide range of scientific and engineering applications, such as simulation and visualization of complex mechanical and biochemical systems, as well as emerging commercial applications, such as computer-aided design and visualization, information-on-demand and database mining. The Company believes that its MTA system represents a significant breakthrough in high performance computing that will enable the Company to offer systems with several times the price/performance of currently available commercial high performance computer systems. The Company believes that the MTA system overcomes the limitations of currently available commercial architectures by delivering a general purpose parallel, easy-to-program, scalable, very high performance computer system. The MTA system is designed to combine the very high computational price/performance levels of massively parallel processing with the ease of use of conventional shared memory programming. Typical MTA system configurations are expected to sell for between $5 million and $40 million. The Company installed a single processor MTA system at the San Diego Supercomputer Center in December 1997, which it plans to upgrade in stages to larger configurations as it receives production printed circuit boards and other components from its vendors which are then integrated into a commercially acceptable system.kwj requested On and Of be initial caps here See, however, "RISK FACTORS--Manufacturing Risks; Reliance On and Capacity of Third Party Sole Source Suppliers."

     The Company was incorporated in Washington in December 1987. The Company's principal executive offices are located at 2815 Eastlake Avenue East, Seattle, Washington 98102-3027, and its telephone number is (206) 325-0800.

                              -------------------

     "Tera" and "MTA" are trademarks of the Company. This Prospectus also contains and incorporates trademarks of other companies.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated in this Prospectus by reference:

          (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1997; and

          (b) The description of the Company's Common Stock contained in the Company's Registration Statement on Form SB-2 (Registration No. 33-95460-LA), including any amendment or report filed for the purpose of updating such description, as incorporated by reference in the Company's Registration Statement on Form 8-A (Registration No. 0-26820), including the amendment thereto on Form 8-A/A filed by the Company.

     All reports and other documents subsequently filed by the Company pursuant to sections 13(a), 13(c), 14, and 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.


                              AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. Copies of such documents may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

     The Company's Common Stock is registered with the Commission under Section 12(g) of the Exchange Act and, in accordance therewith, the Company files reports, proxy statements, and other information with the Commission. Such filings can be inspected and copied at the Commission's public reference rooms at the above-referenced addresses, at prescribed rates, or from the Commission's Website at "http://www.sec.gov."

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, including any beneficial owner, on the written or oral request of any such person, a copy of any or all of the incorporated documents, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests shall be directed to Tera Computer Company, 2815 Eastlake Avenue East, Seattle, WA 98102-3027, Attention: Chief Financial Officer (telephone number (206) 325-0800). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the incorporated documents.


                                  RISK FACTORS

     In addition to the other information in this Prospectus, each prospective investor should carefully consider the following factors in evaluating the Company and its business before purchasing the securities offered hereby. No investor should participate in the offering unless such investor can afford a complete loss of his or her investment. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth in the following risk factors and elsewhere in this Prospectus and those set forth in the documents incorporated herein by reference.

Development Stage Status; History of Losses. The Company had an accumulated loss from operations of approximately $42.8 million as of December 31, 1997 and is in transition from a development stage enterprise to a production company. The Company has experienced net losses in each year of operations and expects to incur substantial further losses as it commences production, and possibly thereafter. Through December 31, 1997, the Company has had no revenue from sales of MTA systems, nor earnings. The Company will recognize system revenue only as customers accept resource modules. Although the Company has installed a single processor MTA system at the San Diego Supercomputer Center, it has not yet delivered a multi-processor MTA system, and is dependent on third-party vendors to provide production printed circuit boards and other necessary components. Whether the Company will achieve revenue or earnings will depend upon a number of factors, including its ability to design, develop, manufacture and market the MTA system and to achieve broad market acceptance thereof. In addition, profitability will depend on, among other things, the level of revenue in any given period, the terms and conditions of sale or lease for an MTA system, the system model or models sold, and the Company's expense levels and manufacturing costs. There can be no assurance that the Company will be successful in delivering and receiving payments for, production MTA systems, or that it will be able to generate sales or achieve a profitable level of operations in the future.

Development Status of the MTA System. The development of a new very high performance computer system is a lengthy and technically challenging process and requires a significant investment of capital and other resources. Several companies in this market have experienced extreme financial difficulty in the 1990s, including Thinking Machines Corporation, Cray Computer Corporation, Kendall Square Research Corporation and Supercomputer Systems, Inc. Since its inception through December 31, 1997, the Company has expended approximately $52.2 million to design and develop the MTA system. The hardware development effort has included design of integrated circuits, packaging and cooling systems and at-speed testing equipment. The software development effort has included design of compilers, an operating system and input-output software technology. Until November 1996, when the Company announced that its initial prototype was undergoing testing and had run its first programs, the MTA system had been subject only to computer simulation. While the initial testing and evaluation of the prototype system has been successful, the Company only recently has begun to integrate multiple modules into commercially configured systems.

     Modifications to the hardware components, software and the integrated system still may be required. Development of system software is a difficult process, and there can be no assurance that the Company will be able to meet all of the technical challenges required to integrate and complete MTA systems that satisfy both internal and commercially acceptable performance specifications. Additional delays in completing the various hardware components or software, or in integrating the full system, would materially and adversely affect the Company's business and results of operations. Even if the Company is successful in completing a commercially configured MTA system, there can be no assurance that the Company's products will be commercially successful.

Manufacturing Risks; Reliance On and Capacity of Third Party Sole Source Suppliers. The Company has subcontracted the manufacture of substantially all of its hardware components, including integrated circuits, printed circuit boards, flex circuits and power supplies, on a sole or limited source basis to third party suppliers, and there can be no assurance that such suppliers will be able to manufacture the components to the Company's design specifications. Manufacturing difficulties and limited yields, particularly of gallium arsenide ("GaAs") integrated circuits and advanced printed circuit boards and flex circuits, could materially and adversely affect the Company's ability to complete and deliver production models of the MTA system. The manufacture of integrated circuits, and in particular the manufacture of GaAs integrated circuits, is a difficult and complex process. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on wafers or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be non-functional. The Company's suppliers may experience problems in achieving acceptable manufacturing yields for these or other reasons, resulting in substantial delays in the delivery of necessary hardware components to the Company and unacceptably high prices for those components, with a resulting loss of profitability or loss of competitiveness for the Company's products. The Company has experienced such yield problems already and these failures forced the Company to redesign certain components for manufacture by alternative suppliers which caused delays in the fabrication of the Company's prototype and increased demands upon the Company's financial resources. The Company also has experienced delays in receiving integrated circuits and printed circuit boards from its suppliers which meet its design specifications. There can be no assurance that the Company's efforts to obtain components in a timely manner that meet its design specifications will be successful. Delays in obtaining such components have adversely affected the Company's ability to deliver its first multi-processor MTA system to the San Diego Supercomputer Center on schedule and may continue to hinder its ability to satisfy future delivery schedules with the San Diego Supercomputer Center and other potential customers.

     Moreover, the production capacity of the Company's integrated circuit and printed circuit board suppliers is very limited and the availability of these and other components will be a limiting factor on the number and size of the MTA systems that may be sold in 1998, and thereafter, assuming the receipt of additional purchase orders. Absent improved yields, increased production capacity or a reallocation of such suppliers' output to meet the Company's needs, the Company may be unable to obtain a sufficient quantity of suitable omponents to meet future production and delivery schedules. In addition, some of the Company's key suppliers are small companies with limited financial and other resources, and consequently may be more likely to experience financial difficulties than larger, well established companies. Any or all of the Company's suppliers may make strategic changes in their product lines, which may result in the delay or suspension of manufacture of the Company's components or systems. In the event of a reduction or interruption of supply of the Company's components, it could take the Company a considerable period of time to identify and qualify alternative suppliers to redesign its products as necessary and recommence manufacture. The Company's inability to obtain sufficient sole or limited source components as required, or to develop alternative sources if and as required in the future, could result in the Company finding itself without a source of supply for its components; this could materially impair the Company's ability to deliver its products, which would materially and adversely affect the Company's business and results of operations.

     The Company's current contract with Unisys Corporation provides for integrated circuit test and packaging services through June 1998. The Company expects that it will be able to extend this agreement on mutually agreeable terms. If this agreement were not extended, however, the Company would contract with another vendor for such packaging services or perform such work internally. The inability of the Company to subcontract for these services after its agreement with Unisys expires, or the Company's inability to perform such services internally, would materially and adversely affect the Company's business and results of operations.

Future Capital Needs. During 1998, the Company's working capital needs will depend primarily upon its personnel costs and the cost of inventory, as well as manufacturing startup costs, inventory and receivable financing associated with the production of MTA systems and research and development expenses related to future implementations of the MTA systems. The Company has experienced delays in the development of particular components of the MTA system that have increased the need for working capital, and the Company could experience significant additional delays in the manufacturing process that could further substantially increase the Company's need for working capital. Personnel and operating costs will be required to support ongoing research, development and engineering efforts, development of a customer service organization, increases in its sales and marketing efforts, and capital expenditures in lease of goods. Additionally, the Company's administrative functions will increase in order to support its engineering and sales efforts. If the Company were not to receive revenue from the sale of MTA systems, it likely would be required to engage in additional financings in order to continue current levels of business operations. The Company may raise additional equity capital in 1998, even if revenues are received from the sale of MTA systems when anticipated, in order to enhance its financial position for future operations. There can be no assurance that any additional financings will be available to the Company when needed or, if available, will be available on satisfactory terms or that any such financings will not be dilutive to the Company's shareholders.

Marketing Risks; Government Funding and Regulation. The Company`s first sales targets will be U.S. and foreign government agencies and research laboratories, which constitute more than one-half of the market for very high performance computer systems. The U.S. government historically has facilitated the development of, and has constituted a market for, new and enhanced very high performance computer systems. A change of policy by the U.S. government or foreign governments that results in a reduction of, or delays in, funding of certain high technology programs employing high performance computing could have a major impact on the market for very high performance computer systems, and would materially and adversely affect the Company's business, results of operations and need for capital.

     Most of the Company's potential customers already own or lease very high performance computer systems. Some of the Company`s competitors may offer trade-in allowances or substantial discounts to potential customers, and the Company may not be able to match such sales incentives. The Company may be required to provide discounts in order to make sales or be required to finance the leasing of its products, which would result in a deferral of the Company's receipt of cash for such systems. These developments could materially and adversely affect the Company's business and results of operations.

     The U.S. government regulates the export of high performance computing systems such as the anticipated MTA system. There can be no assurance that the U.S. government will grant any necessary export licenses for the sale of MTA systems to foreign buyers. The Company's prospects for growth will depend in part on its ability to obtain export licenses for foreign sales, the delay or denial of which could materially and adversely affect the Company`s business and results of operations.

     In order to expand its market beyond the very high performance scientific market, and particularly beyond government agencies and research laboratories, to engineering and other commercial markets, the Company must be able to attract independent software vendors to port their software application programs so that they will run on the MTA system. There can be no assurance that the Company will be able to induce independent software vendors to port their applications, and the failure to do so could materially and adversely affect the Company`s business and results of operations.

Management of Growth; Dependence on Key Personnel. If the Company is successful in developing and marketing the MTA system, the Company believes it could undergo a period of rapid growth that could place a significant strain on its management, financial and other resources. The Company's ability to manage its growth will require it to continue to improve its operational and financial systems and to motivate and effectively manage its employees. If the Company grows, it will have to implement new financial, budgeting, management information and internal control systems. The success of the Company will depend on the ability of management to implement effectively these changes and to manage the Company's operations over the long term. The Company's success also will depend in large part upon its ability to attract and retain highly skilled technical personnel to provide technological depth and support, to complete and enhance its first products and to develop new products. In addition, marketing and sales personnel will be needed. Competition for highly skilled management, technical, marketing and sales personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and its failure to do so would materially and adversely affect the Company's business and results of operations.

     The Company is dependent on Burton J. Smith, the Company's Chairman of the Board and Chief Scientist, and James E. Rottsolk, the Company's Chief Executive Officer, and the loss of services of either could have a material impact on the ability of the Company to achieve its business objectives. The Company has key man life insurance policies on the lives of Messrs. Smith and Rottsolk in the amount of $2 million and $1 million, respectively. The Company has no employment contracts with either Mr. Smith or Mr. Rottsolk or with any other employee.

Quarterly Performance May Vary Significantly. In the event that the Company is able to attain broad market acceptance of the MTA system, one or a few system sales may account for a substantial percentage of the Company's quarterly and annual revenue because of the anticipated high average sales price of the MTA system models and the timing of purchase orders and product acceptances. Because a number of the Company's prospective customers receive funding from the U.S. or foreign governments, the timing of orders from such customers may be subject to the appropriation and funding schedules of the relevant government agencies. The timing of orders and shipments also could be affected by other events outside the control of the Company, such as changes in levels of customer capital spending, the introduction or announcement of competitive products, the availability of components, currency fluctuations and international conflicts or economic crises. Because of these factors, revenue, expenses, net income or loss and cash flow are likely to fluctuate significantly from quarter to quarter.

Rapid Technological Change and New Products. The market for the Company's products is characterized by rapidly changing technology, accelerated product obsolescence and rapidly changing industry standards. The Company's success will depend upon its ability to complete development of the MTA system and to introduce new products and features in a timely manner to meet evolving customer requirements. There can be no assurance that the Company will be successful in these efforts. The Company's business and results of operations will be materially and adversely affected if the Company incurs delays in developing its products or if such products do not gain broad market acceptance. In addition, there can be no assurance that products or technologies developed by others will not render the Company's products or technologies noncompetitive or obsolete.

Competition. The Company's competitors can be divided into two general categories: established companies that are well-known in the high performance computer market and new entrants capitalizing on developments in parallel processing and increased computer performance through networking.

     The high performance computer market is highly competitive and has been dominated by Cray Research. Other participants in the market include IBM Corporation and Japanese companies such as Fujitsu, Ltd., Hitachi, Ltd., and NEC Corporation. Each of these competitors has broader product lines and substantially greater research, engineering, manufacturing, marketing and financial resources than the Company.

     A number of companies, including IBM, Silicon Graphics, Inc., Hitachi, Ltd., Fujitsu Ltd., Sun Microsystems, Inc., and Hewlett-Packard Corporation, through its subsidiary, Convex Computer, have developed or plan to develop massively parallel systems for the high performance computer market. Although to date this kind of system architecture has been limited in applicability and difficult to program, a breakthrough in architecture or software technology could change this situation. There can be no assurance that such a breakthrough will not occur, and such an advance would materially and adversely affect the Company's business and results of operations.

     There can be no assurance that the performance of the MTA system will be competitive with the computer systems offered by the Company's competitors or that the Company will be able to compete successfully over time against new entrants or innovative competitors at the lower end of the market. Furthermore, periodic announcements by the Company's competitors of new high performance computer systems and price adjustments may materially and adversely affect the Company's business and results of operations.

Proprietary Rights. The Company relies on a combination of copyright and trade secret protection, non-disclosure agreements and licensing arrangements to establish, protect and enforce its proprietary rights. Despite the Company's efforts to safeguard and maintain its proprietary rights, there can be no assurance that the Company will be successful in doing so or that the Company`s competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technologies.

     Although the Company is not a party to any present litigation regarding proprietary rights, there can be no assurance that third parties will not assert intellectual property claims against the Company in the future. Such claims, if proved, could materially and adversely affect the Company's business and results of operations. In addition, although any such claims may ultimately prove to be without merit, the necessary management attention to and legal costs associated with litigation or other resolution of such claims could materially and adversely affect the Company's business and results of operations.

     The laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although the Company continues to implement protective measures and intends to defend its proprietary rights vigorously, there can be no assurance that these efforts will be successful.

Shares Eligible for Future Sale. Sale of substantial amounts of the Company's Common Stock in the public market or the prospect of such sales could materially and adversely affect the market price of the Common Stock. As of March 9, 1998, the Company had outstanding 11,459,736 shares of Common

Stock; 8,578 shares of Series A Convertible Preferred Stock convertible into shares of Common Stock, and privately placed warrants to purchase another 1,117,642 shares of Common Stock. Almost all of the Company's outstanding shares of Common Stock may be sold without substantial restrictions. In addition, as of such date, the Company had granted options under its option plans to purchase an aggregate of 2,047,208 shares of Common Stock. All of the shares purchased under the option plans are available for sale in the public market, subject in some cases to volume and other limitations.

     Sales in the public market of substantial amounts of Common Stock, including sales of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and issuable upon exercise of the privately placed warrants, or the perception that such sales could occur could depress prevailing market prices for the Common Stock. The existence of the Series A Convertible Preferred Stock and warrants may prove to be a hindrance to future equity financing by the Company. Further, the holders of such warrants and options may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company.

Possible Volatility of Stock Price. The trading price of the Company's Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, changes in analysts' estimates, announcements of technological innovations by the Company or its competitors, general conditions in the very high performance computer industry and other factors. In addition, the stock market is subject to price and volume fluctuations that affect the market prices for companies in general, and small capitalization, high technology companies in particular, and are often unrelated to their operating performance.

Possible Illiquidity of Trading Market. The Common Stock is quoted on the Nasdaq National Market (the "Market"). Nasdaq has proposed more stringent listing and maintenance requirements and significantly increased its compliance enforcement efforts. If the Company should continue to experience losses from operations, it may be unable to maintain the standards for continued quotation on the Market, and the Common Stock could be subject to removal therefrom. If such removal were to occur, trading, if any, in the Common Stock would be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet the listing requirements for the Market, or in what are commonly referred to as the "pink sheets." As a result, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the Company's securities. In addition, such removal would subject the Company's securities to so-called "penny stock" rules that impose additional sales practice and market-making requirements on broker-dealers who sell and/or make a market in such securities. Consequently, removal from the Market could affect the ability or willingness of broker-dealers to sell and/or make a market in the Company's securities and the ability of purchasers of the Company's securities to sell their securities in the secondary market. In addition, if the market price of the Company's Common Stock falls to below $5.00 per share, the Company may become subject to certain penny stock rules even if still quoted on the Market. While such penny stock rules should not affect the quotation of the Company's Common Stock on the Market, such rules may further limit the market liquidity of the Common Stock and Warrants and the ability of investors to sell securities in the secondary market.

No Anticipated Dividends. The Company has not previously paid any dividends on its Common Stock and for the foreseeable future intends to continue its policy of retaining any earnings to finance the development and expansion of its business.

Effect of Antitakeover Provisions. Certain provisions of the Company's Restated Articles of Incorporation and Restated Bylaws and the laws of the State of Washington could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. The Company is authorized to issue

Preferred Stock, without shareholder approval, with rights senior to those of the Common Stock and to impose various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions.

Limitations on Liability and Indemnification Matters. As permitted by the Washington Business Corporation Act, the Company has included in its Restated Articles of Incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Bylaws of the Company provide that the Company is required to indemnify its directors under certain circumstances, including those in which indemnification would otherwise be discretionary, and the Company is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997:

                                                                  December 31,
                                                                    1997 (1)
                                                                 --------------
                                                                 (in thousands)

Long-term portion of capital leases                               $      532
Shareholders' equity:
  Convertible Preferred Stock, $.01 par value:
  5,000,000 shares authorized; issued and
  outstanding, 10,000 shares  of Series A                              8,546
  Common Stock, $.01 par value:
  25,000,000 shares authorized; 11,248,096 shares
  issued and outstanding                                              52,209

Accumulated deficit                                                  (44,909)
                  Total shareholders' equity                          15,846
                           Total capitalization                   $   16,378
                                                                  ==========

--------------

(1) Does not include (i) 2,047,208 shares issuable upon exercise of outstanding stock options as of March 9, 1998 or (ii) 1,117,642 shares of Common Stock issuable upon exercise of certain privately placed warrants (including 1,068,167 shares covered by this Prospectus), as of such date.

                              SELLING SHAREHOLDERS

     As part of a private placement to eight accredited investors in March 1997, the Company agreed to register the resale of 299,332 shares of Common Stock then sold, as well as 68,167 shares of Common Stock issuable upon exercise of warrants then issued.

     In April 1997, the Company issued a warrant to H.J. Meyers & Co., Inc. to purchase 700,000 shares of Common Stock at an exercise price of $3.9375 per share. This warrant was issued in consideration for services rendered under a financial consulting agreement and, in connection therewith, certain warrants previously issued to H.J. Meyers & Co., Inc. as compensation for its services as representative in the Company's initial public offering in September 1995 and as sales agent for the Company's private offering completed in July 1996 were canceled. This warrant is exercisable through April 21, 2002.

     In June 1997, the Company issued a separate warrant to H.J. Meyers & Co., Inc. to purchase 300,000 shares of Common Stock at an exercise price of $4.50 per share, as compensation for certain consulting and financial advisory services. This warrant is exercisable through June 25, 2002.

     The warrants issued to H.J. Meyers & Co., Inc., have been distributed in part to certain of its principals and affiliates, as indicated below.

     The warrants issued to H.J. Meyers & Co., Inc. contain provisions which permit "cashless exercises" pursuant to which the holders may surrender to the Company a number of shares of Common Stock having a market value equal to the aggregate exercise price of the warrants being exercised. To the extent that the holders use the cashless exercise feature, the total number of shares of Common Stock issuable to the holders will be less than 1,000,000.

     These shares of Common Stock may be sold at any time or from time to time if a current prospectus relating to such Common Stock is in effect and the securities have qualified for sale. In addition, the shares of Common Stock sold in March 1997 may be resold pursuant to Rule 144 of the Securities Act. The Company will not receive any proceeds from the market sales of the shares of Common Stock. Sales of these shares of Common Stock, or even the potential of such sales, could have an adverse effect on the market prices for the Common Stock. See "RISK FACTORS -- Shares Eligible for Future Sale."

     No Selling Shareholder has had a material relationship with the Company within the past three years except for the WBW Trust Number One, which owned more than five percent of the Company's outstanding securities at certain times during such period. The Selling Shareholders and the number of shares of Common Stock (including shares of Common Stock issuable upon exercise of warrants) held by each of them and offered hereby are listed below, as of April 8, 1998:

                                                               Shares of
         Selling Shareholder                                  Common Stock
         -------------------                                  ------------

         Robert M. Arnold                                           33,335

         Karl D. Dillon                                             16,665

         First Washington Corp. Profit Sharing Trust                17,500

         Kestrel Software, L.L.C.                                   35,000

         Gainor R. Lewis and Carder R. Lewis                        70,000

         Preston Interests, Ltd.                                   133,335

         Stephen B. and Laurel B. Preston                           35,000

         WBW Trust Number One                                       26,664

         H. J. Meyers & Co., Inc.                                  384,000*

         Michael A. Bresner                                         39,500*

         Patrick W. Grady                                          274,948*

         Michael Bergin                                              5,000*

         Glenn Busch                                                 5,000

         Angel Cruz                                                 29,000*

         James C. Witzel                                            14,100*

         Robert J. Setteducati                                      59,600*

         Thomas S. Parigian                                         32,800*

         Joseph Galigan                                             14,750*

         Michael Vanechanos                                         11,750

         William E. Massucci                                        29,500*
                                                              ------------
                  Total                                          1,267,447
                                                              ============

     *Assumes that the Selling Shareholder will exercise the warrants for cash. If the Selling Shareholder uses the cashless exercise alternative, the actual number of shares of Common Stock issued thereto will be fewer, depending on the market value of the underlying shares of Common Stock on the date of exercise.

                              PLAN OF DISTRIBUTION

     The shares of Common Stock may be sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in open market transactions on stock exchanges (including the Market) or otherwise at prices and at terms then prevailing, at prices related to the then current market price or in negotiated transactions. These securities may be sold by one or more of the following methods: (a) block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal, in a market maker capacity or otherwise, and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale.

     If any of the following events occurs, this Prospectus will be amended to include additional disclosure before offers and sales of these shares of Common Stock are made: (a) to the extent such securities are sold at a fixed price or by option at a price other than the prevailing market price, such price would be set forth in the Prospectus; (b) if the securities are sold in block transactions and the purchaser wishes to resell, such arrangements would be described in the Prospectus; and (c) if the compensation paid to broker-dealers is other than usual and customary discounts, concessions or commissions, disclosure of the terms of the transaction would be included in the Prospectus. The Prospectus also would disclose if there are other changes to the stated plan of distribution, including arrangements that either individually or as group would constitute an orchestrated distribution of the securities.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of these shares of Common Stock may not simultaneously engage in market making activities with respect to any securities of the Company for a period of at least two (and possibly nine) business days prior to the commencement of such distribution. Accordingly, in the event that any broker-dealer, including H.J. Meyers & Co., Inc., is engaged in a distribution of these shares of Common Stock, it will not be able to make a market in the Company's securities during the applicable restrictive period. However, no broker-dealer that is a market maker has agreed to and none are obligated to act as broker-dealer in the sale of these shares of Common Stock, and the Selling Shareholders likely will be required to sell such securities through a broker-dealer that is not a market maker. In addition, each Selling Shareholder desiring to sell these shares of Common Stock will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of the purchases and sales of shares of the Company's securities by such Selling Shareholders.

     The Selling Shareholders, such brokers or dealers, and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus.

     The Company is bearing all costs relating to the registration of the shares of Common Stock offered hereby other than certain fees and expenses, if any, of counsel or other advisors to the Selling Shareholders. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the Shares will be borne by the Selling Shareholder, the purchasers participating in such transaction, or both.


                                     EXPERTS

     The financial statements of the Company as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, incorporated by reference into this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports with respect thereto. Such financial statements have been so incorporated in reliance on the reports of such firm given upon their authority as experts in accounting and auditing.


                   LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Restated Articles of Incorporation provide that, to the fullest extent permitted by the Washington Business Corporation Act, the Company's directors will not be liable for monetary damages to the Company or its shareholders, excluding, however, liability for acts or omissions involving intentional misconduct or knowing violations of law, illegal distributions or transactions from which the director receives benefits to which the director is not legally entitled. The Company's Restated Bylaws provide that the Company will indemnify its directors and, by action of the Board of Directors, may indemnify its officers, employees and other agents of the Company to the fullest extent permitted by applicable law, except for any legal proceeding that is initiated by such directors, officers, employees or agents without authorization of the Board of Directors. See "RISK FACTORS -- Limitations on Liability and Indemnification Matters."

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.